UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number:  000-51043

                           NOTIFICATION OF LATE FILING

         (Check One):
|X|Form 10-K |_|Form 11-K |_|Form 20-F |_|Form 10-Q |_|Form N-SAR |_|Form N-CSR

         For Period Ended: December 31, 2006

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: International Wire Group, Inc.

Former name if applicable:  N/A

Address of principal executive office (street and number): 12 Masonic Ave. City, state and zip code: Camden, NY 13316

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         International Wire Group, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "2006 Annual Report on Form 10-K") in a timely manner without unreasonable effort and expense.

         The Company is working diligently to finalize its financial statements for the fiscal year ended December 31, 2006 including final adjustments, if any, to the deferred income tax accounts and income tax provision (benefit). Additional work is needed to complete the necessary review and analysis, which has delayed the Company's completion of its financial statements. In addition, although the Company noted in its Form 8-K filed on March 16, 2007 that it expected to file amendments to its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the period ended September 30, 2006 by April 2, 2007, these amendments will be delayed as well but will be filed as soon as practicable.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Glenn Holler                  (314)                    416-8215
---------------------         ---------------          -----------------------
(Name)                        (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |_| Yes |X| No

         On March 16, 2007, the Audit Committee of the Board of Directors of the Company, after consulting with senior management, determined that the Company's consolidated financial statements for the year ended December 31, 2005 and the income tax footnote disclosures as of December 31, 2004 should be restated to correct errors in accounting for deferred income tax assets/liabilities, goodwill and the provision for income tax, and that accordingly the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 should no longer be relied upon. The Company will file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2005 to reflect the restatement of such financial statements, but it has not yet done so.

         The Company has not filed its Quarterly Report on Form 10-Q for the period ended September 30, 2006.

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As discussed in Part III above, as of the date of this filing, the Company is still reviewing and finalizing its income tax accounting for the fiscal years ended December 31, 2005 and December 31, 2006. The Company cautions that the following preliminary and unaudited financial results are predominantly based on currently available information and are subject to the final annual closing process and completion of customary annual review procedures by the Company and completion of the audit of the Company's financial statements by its independent auditors. The Company expects that its operating results for the fiscal year ended December 31, 2006 and for the fiscal year ended December 31, 2005 will generally compare as follows.

                  The preliminary results of operations include the three segments of our continuing operations: Bare Wire, Engineered Wire Products -- Europe and High Performance Conductors, in $ millions:

                                                       For the Year Ended
                                                     December 31, December 31,
                                                         2006         2005
                                                       --------     --------

Net sales ...........................................  $  748.9     $  424.7
Operating expenses:
Cost of goods sold, exclusive of depreciation and
     amortization expense shown below ...............     661.5        363.9
Selling, general and administrative expenses ........      44.6         31.5
Depreciation and amortization .......................      14.0         11.2
Gain on sale of property, plant and equipment .......       0.0         (0.7)
                                                       --------     --------
Operating income ....................................      28.8         18.8
Other income/(expense):
     Interest expense ...............................     (13.4)       (11.6)
     Amortization of deferred financing costs .......      (1.2)        (0.6)
     Other, net .....................................       0.1          0.0
                                                       --------     --------
Income from continuing operations before income
     tax provision ..................................  $   14.3     $    6.6
                                                       ========     ========

--------------------------------------------------------------------------------

      o Net sales were $748.9 million and $424.7 million for the years ended December 31, 2006 and 2005, respectively, for an increase of $324.2 million, or 76.3% above comparable 2005 levels. This increase was the result of an increase in the average cost and selling price of copper ($221.1 million), an increase in volume ($10.8 million), higher customer pricing and product mix ($7.8 million), a reduced elimination of intercompany sales ($5.3 million) and sales by Phelps Dodge High Performance Conductors of SC and GA, Inc. (now known as IWG High Performance Conductors, Inc.) ("HPC"), which was acquired on March 31, 2006 ($83.0 million), partially offset by a lower level of owned pounds sold in 2006 compared to 2005 ($3.8 million). The average price of copper based upon COMEX increased to $3.09 per pound for the year ended December 31, 2006 from $1.68 per pound for the year ended December 31, 2005.

      o Cost of goods sold, exclusive of depreciation and amortization, as a percentage of sales increased from 85.7% for the year ended December 31, 2005 to 88.3% for the year ended December 31, 2006. The increase of 2.6 percentage points was due to the increase in the average cost and selling price of copper (4.9 percentage points), increased material costs (0.8 percentage points) and increased production costs (0.3 percentage points), partially offset by increased customer pricing (1.4 percentage points), the LIFO liquidation in 2006 (0.8 percentage points), the favorable contribution of HPC sales (0.8 percentage points) and lower costs in the European operations (0.4 percentage points).

      o Selling, general and administrative expenses for the year ended December 31, 2006 includes $6.0 million of stock based compensation expense under SFAS No. 123(R) and $6.6 million of expenses for HPC. There were no similar charges for the year ended December 31, 2005.

                  As of December 31, 2006, our borrowing base under our revolving credit facility was $122.7 million. At that date, outstanding borrowings under the facility were $38.0 million (excluding letters of credit issued under the facility of $13.5 million), resulting in a remaining availability as of such date of $71.2 million. As of February 28, 2007, there was $10.6 million (excluding letters of credit issued under the facility of $13.5 million) outstanding under the revolving credit facility. Total long-term debt outstanding (excluding letters of credit issued of $13.5 million) was $177.4 million as of June 30, 2006, $136.0 million as of September 30, 2006, $113.6 million as of December 31, 2006 and $88.3 million as of February 28, 2007.

                  Capital expenditures were $13.2 million for the twelve months ended December 31, 2006.

                         International Wire Group, Inc.
      ---------------------------------------------------------------------
                   (Name of Registrant as Specified in Charter

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April __, 2007
                                         INTERNATIONAL WIRE GROUP, INC.



                                         By:  /s/ Glenn Holler
                                             ----------------------------------
                                                Name:  Glenn Holler
                                                Title: Senior Vice President
                                                       Chief Financial Officer
                                                       and Secretary